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Q    WHAT IS THE GENERAL PARTNER PROPOSING?

          The general partner is proposing that America First Tax Exempt Mortgage Fund Limited Partnership (the "Existing Fund") merge with a new partnership called America First Tax Exempt Investors, L.P. (the "New Fund").

Q    WHY IS THE GENERAL PARTNER PROPOSING THIS MERGER?

          The New Fund will be able to acquire additional tax-exempt mortgage bonds. By doing this the general partner hopes to:

          1. Increase the amount of tax-exempt interest available for distribution to BUC holders;

          2.   Reduce risk by increasing diversification of assets; and

          3.   Improve the market price for the BUCs.

Q    WHAT IS THE GENERAL PARTNER ASKING ME TO DO?

          After you have reviewed the Consent Solicitation Statement relating to the proposed merger, please indicate your role on the CONSENT CARD, sign it and return it in the enclosed envelope. Please do this as soon as you can--your vote IS important. If the holders of a majority of the BUCs approve the merger, you will be notified and will receive further instructions. The general partner recommends that you vote "FOR" the merger.

Q    IF THE EXISTING FUND IS PERFORMING WELL, WHY SHOULD WE MAKE ANY CHANGES?

          Although the Existing Fund is performing well, its ability to improve its performance is limited to improving cash flow from a relatively small group of apartment complexes. The general partner believes that it can more effectively improve cash distributions and achieve its other goals by acquiring additional tax-exempt mortgage bonds.

Q    WHY CAN'T THE EXISTING FUND ACQUIRE ADDITIONAL TAX-EXEMPT BONDS?

          Under its partnership agreement, the Existing Fund cannot issue additional BUCs and has no other practical way to pay for additional tax-exempt bonds. The New Fund will be able to issue more BUCs and use other financing methods to raise additional capital to purchase additional assets.

Q HOW WILL THE NEW FUND UTILIZE OTHER FORMS OF FINANCING TO ACQUIRE ADDITIONAL TAX-EXEMPT BONDS?


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          The New Fund will be able to divide its existing tax-exempt bonds into separate classes. One class, the Senior Class, will have first priority on cash flow from the properties, but will bear interest at a low rate. The other class, the Subordinate Class, will have a second priority on cash flow, but will bear interest at a higher rate. The New Fund will keep the Subordinate Class and sell the Senior Class to third parties. The money raised from the sale of the Senior Class will be reinvested in new tax-exempt mortgage bonds that bear interest at a higher rate than the Senior Class securities. This spread represents additional tax-exempt interest that, after expenses, will be available for distribution to BUC holders.

Q    WILL THE NEW FUND HAVE DIFFERENT INVESTMENT OBJECTIVES?

          No. The investment objectives of the New Fund will be the same as the Existing Fund, namely: (i) preservation of capital, (ii) regular distribution of federally tax-exempt interest and (iii) potential for an enhanced federally tax-exempt return from a participation in cash flow and sale proceeds from apartment complexes. The New Fund will be better able to pursue these objectives for the benefit of BUC holders.

          The New Fund will have the ability to invest up to 25% of its assets in tax-exempt bonds that are not secured by real estate. However, the general partner intends to maintain a focus on the same type of participating tax-exempt mortgage bonds that were invested in by the Existing Fund.

Q    WHY DON'T YOU CONVERT THE EXISTING FUND TO A REAL ESTATE INVESTMENT TRUST
     (REIT)?

          Using a REIT structure would not allow investors to receive distributions of tax-exempt interest income. The dividends paid by a REIT to its shareholders will be taxable even though the REIT holds tax-exempt bonds.

Q    ARE THERE RISKS ASSOCIATED WITH THE NEW BUSINESS PLAN?

          The risks of the new business plan include:

          1. The New Fund will be able to reinvest cash that the Existing Fund would be required to distribute.

          2. The New Fund will hold junior interests in tax-exempt bonds and sell senior interests to third parties. This may increase the risk that the New Fund will experience a default in the payment of principal or interest on its assets.

          3. The New Fund intends to issue additional BUCs. This will reduce the partnership interest of existing BUC holders and could result in less


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               cash available for distribution per BUC and lower the market price of the BUCs.

          4. There is no guarantee that the New Fund will be able to successfully invest the additional money it raises.

          5. The operating expenses of the New Fund, especially while acquiring additional investments, will be higher than those of the Existing Fund.

     BECAUSE OF THESE RISKS, THERE IS NO GUARANTEE THAT THE DISTRIBUTIONS MADE BY THE NEW FUND WILL BE HIGHER THAN THE AMOUNTS CURRENTLY DISTRIBUTED BY THE EXISTING FUND.

     YOU SHOULD CAREFULLY READ THE DISCUSSION OF RISKS CONTAINED IN THE CONSENT SOLICITATION STATEMENT.

     IF YOU HAVE FURTHER QUESTIONS REGARDING YOUR ACCOUNT, OR THE PROPOSED MERGER, PLEASE CONTACT US AT:


                              AMERICA FIRST COMPANIES
                                 1004 FARNAM STREET
                               OMAHA, NEBRASKA  68102
                                   (800) 239-8787
                                   www.am1st.com